UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Initial Filing - Stichting Gemeenschappelijk Bezit GAIA)

(Initial Filing - Stichting Gemeenschappelijk Bezit LTC)

(Amendment No. 8 – Arch Hill Capital N.V.)

(Amendment No. 4 – Arch Hill Ventures N.V.)

Under the Securities Exchange Act of 1934

Lithium Technology Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

536808306

(CUSIP Number)

H.H. van Andel

Parkweg 2

2585 JJ’s-Gravenhage

The Netherlands

Telephone: 011 31 70 354 6818

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for Stichting’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 536808306

1.	Names of SGBG I.R.S. Identification Nos. of above persons (entities only). Arch Hill Capital N.V.
2.	Check the Appropriate box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 121,348,907 9. Sole Dispositive Power 0 10. Shared Dispositive Power 121,348,907

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 121,348,907
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 96.02%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No 536808306

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Arch Hill Ventures N.V.
2.	Check the Appropriate box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 8. Shared Voting Power 9. Sole Dispositive Power 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No 536808306

1.	Names of SGBG I.R.S. Identification Nos. of above persons (entities only). Stichting Gemeenschappelijk Bezit GAIA
2.	Check the Appropriate box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 2,741,411 9. Sole Dispositive Power 0 10. Shared Dispositive Power 2,741,411

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 2,741,411
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 6.61%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No 536808306

1.	Names of SGBG I.R.S. Identification Nos. of above persons (entities only). Stichting Gemeenschappelijk Bezit LTC
2.	Check the Appropriate box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 118,607,496 9. Sole Dispositive Power 0 10. Shared Dispositive Power 118,607,496

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 118,607,496
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 94.31%
14.	Type of Reporting Person (See Instructions) CO

This statement on Schedule 13D constitutes the initial filing on Schedule 13D by Stichting Gemeenschappelijk Bezit GAIA (“Stichting GAIA”) and Stichting Gemeenschappelijk Bezit LTC (“Stichting LTC”), Amendment No. 8 to the Schedule 13D (the “Arch Hill Capital Amendment”) filed by Arch Hill Capital N.V. (“Arch Hill Capital”) and Amendment No. 4 to the Schedule 13D (the “Arch Hill Ventures Amendment”) filed by Arch Hill Ventures N.V. (“Arch Hill Ventures”) and amends and supplements the Schedule 13Ds filed by Arch Hill Capital and Arch Hill Ventures (together, the “Arch Hill Schedule 13Ds”).

Item 1.	Security and Issuer

Item 1 is hereby Amended and Supplemented to add the following:

This statement on Schedule 13D relates to the Common Stock, par value $.01 per share, of Lithium Technology Corporation (the “Issuer”). The address and principal executive office of the Issuer is 5115 Campus Drive, Plymouth Meeting, PA 19462-1129

Item 2.	Identify and Background

Item 2 is hereby Amended and Supplemented to add the following:

(a)	(i)	The Stichting GAIA Schedule 13D is being filed by Stichting Gemeenschappelijk Bezit GAIA.

Attached hereto and incorporated herein by this reference is Schedule II, setting forth the name, citizenship, principal occupation or employment of (i) each executive officer and director of Stichting GAIA; (ii) each person controlling the Stichting GAIA, and (iii) each executive officer and director of any corporation or other person ultimately in control of Stichting GAIA.

	(ii)	The Stichting LTC Schedule 13D is being filed by Stichting Gemeenschappelijk Bezit LTC.

Attached hereto and incorporated herein by this reference is Schedule III, setting forth the name, citizenship, principal occupation or employment of (i) each executive officer and director of Stichting LTC; (ii) each person controlling the Stichting LTC, and (iii) each executive officer and director of any corporation or other person ultimately in control of Stichting LTC.

(b)	The business address of Stichting GAIA and Stichting LTC is Parkweg 2, 2585 JJ’s - Gravenhage.

(c)	Stichting GAIA and Stichting LTC are each a company engaged in venture capital investment.

(d)	(i)	During the past five years, neither Stichting GAIA and Stichting LTC nor, to the best of its knowledge, any of the persons identified on Schedule I or Schedule II attached hereto, has been convicted in a criminal proceeding.

	(ii)	During the past five years, neither Stichting GAIA, Stichting LTC nor, to the best of its knowledge, any of the persons identified on Schedule I or Schedule II attached hereto, has been convicted in a criminal proceeding.

(e)	(i)	During the past five years, neither Stichting GAIA, Stichting LTC nor, to the best of its knowledge, any of the persons identified on Schedule I or Schedule II attached hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(ii)	During the past five years, neither Stichting GAIA, Stichting LTC, nor to the best of its knowledge, any of the persons identified on Schedule I or Schedule II attached hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Stichting GAIA, Stichting LTC are each a Netherlands stichting.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby Amended and Supplemented to add the following:

Stichting GAIA, Stichting LTC and Arch Hill Ventures are controlled by Arch Hill Capital. On November 12, 2004 and November 17, 2004, pursuant to Transfer Agreements, Arch Hill Capital and Arch Hill Ventures transferred to Stichting GAIA and Stichting LTC all of the Issuer securities held by Arch Hill Capital and Arch Hill Ventures (the “Securities Transfer”). The Securities Transfer resulted in a change in the form of the beneficial ownership of Issuer securities held by Arch Hill Capital and Arch Hill Ventures exempt under Rule 16a-13 of the Exchange Act. For a further description of the transaction, see Items 4 and 6.

Item 4.	Purpose of Transaction

Item 4 is hereby Amended and Supplemented to add the following:

(a), (b), (d) and (e). Stichting GAIA, Stichting LTC and Arch Hill Ventures are controlled by Arch Hill Capital. On November 12, 2004 Arch Hill Capital transferred to Stichting GAIA the following Issuer securities held by Arch Hill Capital and all related rights:

(1)	2,131,036 shares of Issuer Common Stock held by Arch Hill Capital; and

(2)	610,375 $2.40 Warrants held by Arch Hill Capital.

On November 17, 2004, Arch Hill Capital and Arch Hill Ventures transferred to Stichting LTC the following Issuer securities held by Arch Hill Capital and Arch Hill Ventures and all related rights:

(1)	7,109,766 shares of Issuer Common Stock held by Arch Hill Capital;

(2)	$3,000,000 in principal of Issuer convertible debentures held by Arch Hill Capital;

(3)	1,500,000 $2.00 Warrants held by Arch Hill Capital;

(4)	9,889,625 $2.40 Warrants held by Arch Hill Capital;

(5)	1,705 shares of Series A Preferred Stock held by Arch Hill Capital;

(6)	125% A Warrants held by Arch Hill Capital;

(7)	150% A Warrants held by Arch Hill Capital;

(8)	1,840 shares of Series B Preferred Stock held by Arch Hill Capital at a conversion price of $1.80 per share;

(9)	125% B Warrants held by Arch Hill Capital;

(10)	150% B Warrants held by Arch Hill Capital; and

(11)	26,568,480 shares of Issuer Common Stock held by Arch Hill Ventures.

The Securities Transfer resulted in a change in the form of the beneficial ownership of Issuer securities held by Arch Hill Capital and Arch Hill Ventures.

Stichting GAIA and Stichting LTC have no plans or proposals which relate to Items 4 (c) or Items 4 (f) through (j).

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby Amended and Supplemented to add the following:

(a) As a result of the Securities Transfer Arch Hill Capital, Stichting GAIA and Stichting LTC are the beneficial owners of the following shares of Issuer’s Common Stock:

(i)	Stichting GAIA is the beneficial owner of 2,740,411 shares of Issuer Common Stock representing approximately 6.61% of Issuer’s Common Stock consisting of:

(1) 2,131,036 shares of Issuer Common Stock; and

(2) 610,375 shares of Issuer Common Stock issuable upon exercise of $2.40 warrants.

(1) – (2) are together referred to as the “Stichting GAIA Shares.”

(ii)	Stichting LTC is the beneficial owner of 118,607,496 shares of Issuer Common Stock representing approximately 94.31% of Issuer’s Common Stock consisting of:

	(1)	33,678,246 shares of Issuer common stock;

	(2)	40,000,000 shares of Issuer common stock issuable upon conversion of $3,000,000 in principal of Issuer convertible debentures at an assumed conversion price of $0.075 per share;

	(3)	1,500,000 shares of Issuer common stock issuable upon exercise of $2.00 Warrants;

	(4)	9,889,625 shares of Issuer common stock issuable upon exercise of $2.40 Warrants;

	(5)	2,666,666 shares of Issuer common stock issuable as interest shares on the convertible debentures held by Arch Hill Capital ($200,000 of interest) at an assumed conversion price of $0.075 per share;

	(6)	14,208,333 shares of Issuer Common Stock issuable upon exercise of 1,705 shares of Series A Preferred Stock held by Arch Hill Capital at an assumed conversion price of $0.12 per share;

	(7)	7,104,166 shares of Issuer Common Stock issuable upon exercise of the 125% A Warrants held by Arch Hill Capital with an assumed exercise price of $0.20;

	(8)	7,104,166 shares of Issuer Common Stock issuable upon exercise of the 150% A Warrants held by Arch Hill Capital with an assumed exercise price of $0.24;

	(9)	1,022,223 shares of Issuer Common Stock issuable upon exercise of 1,840 shares of Series B Preferred Stock held by Arch Hill Capital at a conversion price of $1.80 per share;

	(10)	1,022,223 shares of Issuer Common Stock issuable upon exercise of the 125% B Warrants; and

	(11)	1,022,223 shares of Issuer Common Stock issuable upon exercise of the 150% B Warrants.

(1) –	(11)	are together referred to as the “Stichting LTC Shares”.

(iii)	After the Securities Transfer, Arch Hill Capital is the beneficial owner of 121,348,907 shares of Issuer Common Stock representing approximately 96.04% of Issuer’s Common Stock, consisting of the Stichting GAIA Shares and the Stichting LTC Shares.

(iv)	After the Securities Transfer Arch Hill Ventures beneficially owns no shares of Issuer’s Common Stock.

(b)	(i)	The Stichting GAIA Shares are owned directly by Stichting GAIA, with Stichting GAIA having the power to vote and dispose of the Stichting GAIA Shares. Arch Hill Capital controls Stichting GAIA and also has the power to vote and dispose of the Stichting GAIA Shares. Accordingly, Arch Hill Capital is the beneficial owner of the Stichting GAIA Shares.

(ii) The Stichting LTC Shares are owned directly by Stichting LTC, with Stichting LTC having the power to vote and dispose of the Stichting LTC Shares. Arch Hill Capital controls Stichting LTC and also has the power to vote and dispose of the Stichting LTC Shares. Accordingly, Arch Hill Capital is the beneficial owner of the Stichting LTC Shares.

(c)	As described in Item 3, Item 4 and Item 6, on November 12, 2004 and November 17, 2004, pursuant to Transfer Agreements, Arch Hill Capital and Arch Hill Ventures transferred to Stichting GAIA and Stichting LTC all of the Issuer securities held by Arch Hill Capital and Arch Hill Ventures. The Securities Transfer resulted in a change in the form of the beneficial ownership of Issuer securities held by Arch Hill Capital and Arch Hill Ventures. For a further description of the transaction see Items 3, 4 and 6. Other than as described herein or in a previously filed statement, Reporting Person did not effect any transaction in the Common Stock of Issuer during the past sixty days.

(d)	and (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

Item 6 is hereby Amended and Supplemented to add the following:

See Items 3, 4 and 5 above.

The terms of the Stichting GAIA Shares and Stichting LTC Shares are described in the Arch Hill Schedule 13Ds and are incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby Amended and Supplemented to add the following:

Exhibit 14 -	Securities Transfer Agreement, dated as of November 12, 2004.

Exhibit 15 -	Securities Transfer Agreement, dated as of November 17, 2004.

Exhibit 16 -	Form of Convertible Debenture dated as of April 13, 2004. (1)

Exhibit 17 -	Form of $2.00 Stock Purchase Warrant dated as of April 13, 2004. (1)

Exhibit 18 -	Form of $2.40 Stock Purchase Warrant dated as of April 13, 2004. (1)

Exhibit 19 -	Form of 125% A Warrant dated as of August 30, 2004. (2)

Exhibit 20 -	Form of 150% A Warrant dated as of August 30, 2004. (2)

Exhibit 21 -	Form of 125% B Warrant dated as of August 30, 2004. (2)

Exhibit 22 -	Form of 150% B Warrant dated as of August 30, 2004. (2)

(1)	Filed as an exhibit to Amendment No. 6 to Schedule 13D filed by Arch Hill Capital and incorporated herein by reference.
(2)	Filed as an exhibit to Amendment No. 7 to Schedule 13D filed by Arch Hill Capital and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2004	ARCH HILL CAPITAL N.V.

	By:	/s/ H.H. van Andel
H. H. van Andel
Authorized Signatory

Dated: November 19, 2004	ARCH HILL VENTURES N.V.

	By:	/s/ H.H. van Andel
H. H. van Andel
Authorized Signatory

Dated: November 19, 2004	STICHTING GEMEENSCHAPPELIJK BEZIT GAIA

	By:	/s/ H.H. van Andel
H. H. van Andel
Authorized Signatory

STICHTING GEMEENSCHAPPELIJK BEZIT LTC

	By:	/s/ H.H. van Andel
H. H. van Andel
Authorized Signatory

SCHEDULE I

The following sets forth the name, citizenship, principal occupation or employment of (i) each executive officer and director of Stichting GAIA; (ii) each person controlling the Stichting GAIA, and (iii) each executive officer and director of any corporation or other person ultimately in control of Stichting GAIA.

Name & Citizenship	Principal Occupation or Employment
Arch Hill Management B.V.	Executive Director of Arch Hill Capital, Arch Hill
(The Netherlands)	Ventures N.V., Stichting GAIA and Stichting LTC

Arch Hill Capital, N.V.	Venture Capital Investment
(“Arch Hill Capital”)
(The Netherlands)

H.H. van Andel	Executive Director of Arch Hill Management B.V.
(The Netherlands)

C. van den Berg	Executive Director of Arch Hill Management B.V.
(The Netherlands)

C. van Nispen	Non-executive Director of Arch Hill Capital

M. Freech	Non-executive Director of Arch Hill Capital
(The Netherlands)

D. Schonis	Non-executive Director of Arch Hill Capital
(The Netherlands)

SCHEDULE II

The following sets forth the name, citizenship, principal occupation or employment of (i) each executive officer and director of Stichting LTC; (ii) each person controlling the Stichting LTC, and (iii) each executive officer and director of any corporation or other person ultimately in control of Stichting LTC.

Name & Citizenship	Principal Occupation or Employment
Arch Hill Management B.V.	Executive Director of Arch Hill Capital, Arch Hill
(The Netherlands)	Ventures, Stichting GAIA and Stichting LTC

Arch Hill Capital, N.V.	Venture Capital Investment
(“Arch Hill Capital”)
(The Netherlands)

H.H. van Andel	Executive Director of Management
(The Netherlands)

C. van den Berg	Executive Director of Management
(The Netherlands)

C. van Nispen	Non-executive Director of Arch Hill Capital

M. Freech	Non-executive Director of Arch Hill Capital
(The Netherlands)

D. Schonis	Non-executive Director of Arch Hill Capital
(The Netherlands)

INDEX TO EXHIBITS

Exhibit 14 -	Securities Transfer Agreement, dated as of November 12, 2004.

Exhibit 15 -	Securities Transfer Agreement, dated as of November 17, 2004.

Exhibit 16 -	Form of Convertible Debenture dated as of April 13, 2004. (1)

Exhibit 17 -	Form of $2.00 Stock Purchase Warrant dated as of April 13, 2004. (1)

Exhibit 18 -	Form of $2.40 Stock Purchase Warrant dated as of April 13, 2004. (1)

Exhibit 19 -	Form of 125% A Warrant dated as of August 30, 2004. (2)

Exhibit 20 -	Form of 150% A Warrant dated as of August 30, 2004. (2)

Exhibit 21 -	Form of 125% B Warrant dated as of August 30, 2004. (2)

Exhibit 22 -	Form of 150% B Warrant dated as of August 30, 2004. (2)

(1)	Filed as an exhibit to Amendment No. 6 to Schedule 13D filed by Arch Hill Capital and incorporated herein by reference.
(2)	Filed as an exhibit to Amendment No. 7 to Schedule 13D filed by Arch Hill Capital and incorporated herein by reference.